UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the quarterly period ended March 31, 2000


                           MILLENIUM SEACARRIERS, INC.
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                                 Cayman Islands
                 (Jurisdiction of incorporation or organization)

                                c/o Ugland House
                               South Church Street
                          Grand Cayman, Cayman Islands
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

         Form 20-F     |X|      Form 40-F     |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      |_|      No       |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ )

                                            MILLENIUM SEACARRIERS, INC.
                         REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2000

                                                       INDEX

PART I                                                                                              PAGE
                                                                                                    ----
Item 1.  Financial Information.........................................................................1
                 Consolidated Balance Sheets as of March 31, 2000 (unaudited)
                         and December 31, 1999.........................................................1
                 Unaudited Consolidated Statements of Operations
                         for the three-month periods ended March 31, 2000 and 1999.....................2
                 Unaudited Consolidated Statements of Cash Flows
                         for the three-month periods ended March 31, 2000 and 1999.....................3
                 Consolidated Statement of Shareholders' Equity/(Deficiency)
                         for the year ended December 31, 1999 and the three-month
                         period ended March 31, 2000 (unaudited).......................................4
                 Notes to Consolidated Financial Statements............................................5

Item 2.  Management's Discussion and Analysis of Financial Condition and
                 Results of Operations for the three-month period
                 ended March 31, 2000.................................................................11

PART II  Other Information............................................................................16

Item 1.  Legal Proceedings............................................................................16
Item 2.  Changes in Securities........................................................................16
Item 3.  Defaults Upon Senior Securities..............................................................16
Item 4.  Submission of Matters to a Vote of Security Holders..........................................16
Item 5.  Other Information............................................................................16
Item 6.  Exhibits and Reports on Form 6-K.............................................................16
Signature.............................................................................................17

                                                      PART I

ITEM 1.  FINANCIAL INFORMATION
-------  ---------------------

                                   MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES
                                         CONSOLIDATED BALANCE SHEETS AS OF
                                 MARCH 31, 2000 (UNAUDITED) AND DECEMBER 31, 1999
                                            (Expressed in U.S. Dollars)

                                                                                          MARCH 31,
                                                                                            2000                DECEMBER 31,
ASSETS                                                                                   (UNAUDITED)                1999
------                                                                            -------------------    --------------------
CURRENT ASSETS
Cash and cash equivalents                                                        $          3,243,879   $           6,903,645
Restricted cash                                                                             4,849,536               4,827,135
                                                                                  -------------------    --------------------
                                                                                            8,093,415              11,730,780
Receivables :
   Voyages                                                                                    595,875                 516,763
   Claims and other                                                                           566,581                 324,564
Inventories and prepaid expenses                                                            1,528,571               1,479,206
                                                                                  -------------------    --------------------
          TOTAL CURRENT ASSETS                                                             10,784,442              14,051,313
                                                                                  -------------------    --------------------
FIXED ASSETS
Vessels, net of accumulated depreciation of $8,483,550 and $7,164,750 at
March 31, 2000 and December 31, 1999, respectively                                         92,166,150              93,484,950
Other, net of accumulated depreciation                                                        130,340                 138,337
                                                                                  -------------------    --------------------
          TOTAL FIXED ASSETS                                                               92,296,490              93,623,287

Other assets                                                                                5,302,029               5,012,248
                                                                                  -------------------    --------------------
TOTAL ASSETS                                                                     $        108,382,961   $         112,686,848
                                                                                  ===================    ====================
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIENCY)
-------------------------------------------------
CURRENT LIABILITIES
Trade accounts payable                                                                     $5,641,370              $5,705,471
Accrued liabilities                                                                         6,344,353               8,632,155
Charter revenue received in advance                                                           545,450                 504,290
                                                                                  -------------------    --------------------
          TOTAL CURRENT LIABILITIES                                                        12,531,173              14,841,916
Notes                                                                                      96,197,405              96,069,637
                                                                                  -------------------    --------------------
          TOTAL LIABILITIES                                                               108,728,578             110,911,553
                                                                                  -------------------    --------------------
Commitments and contingencies
SHAREHOLDERS' EQUITY
Common stock and paid in capital                                                           22,900,000              22,900,000
Warrants                                                                                    1,200,000               1,200,000
Accumulated deficit                                                                      (24,445,617)            (22,324,705)
                                                                                  -------------------    --------------------
          TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)                                           (345,617)               1,775,295
                                                                                  -------------------    --------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)                                  $108,382,961            $112,686,848
                                                                                  ===================    ====================

    The accompanying notes are an integral part of these financial statements

                                   MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                                  UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                             FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2000 AND 1999

                                            (Expressed in U.S. Dollars)



                                                                  THREE-MONTH PERIOD              THREE-MONTH PERIOD
                                                                     ENDED MARCH 31,                 ENDED MARCH 31,
                                                                                2000                            1999
REVENUE
Freight and hire from voyages                             $              $10,521,809       $                7,517,530
Voyage expenses                                                           (1,768,817)                        (302,618)
Commissions                                                                 (386,372)                        (336,845)
                                                           --------------------------       -------------------------
          NET REVENUE                                                      8,366,620                        6,878,067
                                                           --------------------------       -------------------------

EXPENSES
Vessel operating expenses                                                   4,132,800                       4,157,067
Management fees                                                             1,342,829                         672,542
General and administrative                                                    348,090                         160,922
Depreciation and amortization                                               1,537,759                       1,528,972
                                                           --------------------------       -------------------------
                                                                            7,361,478                       6,519,503
                                                           --------------------------       -------------------------
      OPERATING (LOSS) / INCOME                                             1,005,142                         358,564
                                                           --------------------------       -------------------------

OTHER INCOME / (EXPENSE)
Interest expense                                                           (3,208,653)                     (3,096,488)
Other income                                                                   82,599                         371,229
                                                           --------------------------       -------------------------
                                                                           (3,126,054)                     (2,725,259)
                                                           --------------------------       -------------------------
LOSS BEFORE INCOME TAXES                                                   (2,120,912)                     (2,366,695)
INCOME TAX PROVISION                                                                -                               -
                                                           --------------------------       -------------------------
NET LOSS                                                  $                (2,120,912)     $               (2,366,695)
                                                           ==========================       =========================

LOSS PER SHARE, BASIC AND DILUTED                         $                     (0.22)     $                    (0.25)
                                                           ==========================       =========================



    The accompanying notes are an integral part of these financial statements

                                   MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                                  UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2000 AND 1999

                                            (Expressed in U.S. Dollars)

                                                                                 THREE-MONTH              THREE-MONTH
                                                                                PERIOD ENDED             PERIOD ENDED
                                                                              MARCH 31, 2000           MARCH 31, 1999
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                             $            (2,120,912)    $         (2,366,695)
Adjustments to reconcile loss to net cash provided by operating activities:
     Depreciation and amortization                                                 1,537,759                1,528,972
     Amortization of bond discount and deferred financing costs                      297,803                  282,658
Changes in operating assets and liabilities
     Increase in Receivables                                                        (321,129)                (307,455)
     Increase in Inventories and prepaid expenses                                    (49,365)                (337,575)
     Decrease in Trade accounts payable                                              (64,101)              (1,131,318)
     Decrease in Accrued liabilities                                              (2,287,802)              (1,888,638)
     Deferred dry-docking and special survey                                        (665,504)                 (49,978)
     Increase in Charter revenue received in advance                                  41,160                    1,697
                                                                      ----------------------     --------------------
NET CASH USED IN OPERATING ACTIVITIES                                             (3,632,091)              (4,268,332)
                                                                      ----------------------     --------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Advances for purchase of vessels                                                           -                 (365,000)
Purchase of vessels                                                                        -               (3,075,000)
Additions to vessels                                                                       -                 (183,312)
Purchase of other fixed assets                                                        (5,274)                 (65,680)
                                                                      ----------------------     --------------------
NET CASH USED IN INVESTING ACTIVITIES                                                 (5,274)              (3,688,992)
                                                                      ----------------------     --------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from working capital facility                                                     -                  250,000
Escrow account and restricted cash                                                  (22,401)                3,582,223
                                                                      ----------------------     --------------------
NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES                                 (22,401)                3,832,223
                                                                      ----------------------     --------------------

DECREASE IN CASH AND CASH EQUIVALENTS                                             (3,659,766)              (4,125,101)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                   6,903,645                5,736,645
                                                                      ----------------------     --------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                           $             3,243,879    $           1,611,544
                                                                      ======================     ====================
SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid                                                        $             5,815,200    $           5,639,958
                                                                      ======================     ====================


    The accompanying notes are an integral part of these financial statements

                                   MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                             CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIENCY
                                   FOR THE YEAR ENDED DECEMBER 31, 1999 AND THE
                                THREE-MONTH PERIOD ENDED MARCH 31, 2000 (UNAUDITED)


                                    COMMON STOCK
                                    AND PAID-IN                         ACCUMULATED
                                      CAPITAL           WARRANTS          DEFICIT             TOTAL
BALANCE JANUARY 1, 1999         $        22,900,000  $   1,200,000   $      (3,526,869)  $    20,573,131

Net Loss for the year ended
December 31, 1999                                                          (18,797,836)      (18,797,836)
                                 ------------------   ------------    ----------------    --------------

BALANCE DECEMBER 31,
1999                            $        22,900,000  $   1,200,000   $     (22,324,705)  $     1,775,295

Net Loss for the quarter
ended March 31, 2000                                                        (2,120,912)       (2,120,912)
                                 ------------------   ------------    ----------------    --------------
                                $        22,900,000  $   1,200,000   $     (24,445,617)  $      (345,617)
                                 ==================   ============    ================    ==============


    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           (Expressed in U.S. Dollars)

1.  BUSINESS INFORMATION

On March 10, 1998, Millenium Seacarriers, Inc. ("Millenium") was formed (the "Formation") to directly hold the capital stock of a group of subsidiaries (collectively the "Company") each of which owns one of Millenium's vessels. These consolidated financial statements give effect to the Formation pursuant to which all of Millenium subsidiaries became wholly owned subsidiaries of Millenium. Millenium owns and operates a fleet of dry-bulk carriers, primarily of Handy-size type. As of March 31, 2000, the Company's fleet consisted of 20 vessels, with an aggregate tonnage of 555,666 dwt.

The Company is registered and incorporated in the Cayman Islands. Its principal business is the acquiring, upgrading and operating of vessels. Millenium conducts its operations through its subsidiaries whose principal activity is the operation and ownership of dry-bulk vessels that will be under the exclusive management of Millenium Management, Inc. ("MMI") and the submanagement of Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

2.  BASIS OF FINANCIAL STATEMENT PRESENTATION AND ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. All inter-company balances and transactions have been eliminated upon consolidation. For a description of significant accounting policies, see the Notes to the consolidated financial statements in the 1999 Form 20-F annual report.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements, and the stated amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE AND EXPENSE RECOGNITION

Revenue and expenses resulting from each voyage or time charter are accounted for on the accrual basis and are recognized in the income statement on the percentage of completed voyage basis. Chartered revenue received in advance is recorded as a liability until charter services are rendered.

Operating expenses comprise all expenses relating to the operation of the vessels, including crewing, repairs, and maintenance, insurance premiums, stores and lubricants, and miscellaneous expenses, including communications. Voyage expenses comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls and agency fees.

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           (Expressed in U.S. Dollars)

COMPREHENSIVE INCOME

The Company has no components of comprehensive income, and as a result, comprehensive income is equal to net income (loss) for all periods presented.

INCOME TAXES

The countries of the vessel-owning companies' incorporation do not impose taxes on international shipping income. Minor registration and tonnage taxes must be paid annually and have been included in the vessels' operating expenses in the accompanying consolidated statements of operations. Pursuant to the Internal Revenue Code of the United States (the Code), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50% owned by individuals who are resident, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. At March 31, 2000 the Company had met the requirement for exemption from U.S. income tax.

FOREIGN CURRENCIES

The Company's functional currency is the U.S. dollar. Certain of the expenses which are denominated in foreign currencies are remeasured into U.S. dollars at exchange rates prevailing at the date of the transaction. Resulting exchange gains and/or losses on settlement are included in operating expenses in the accompanying consolidated statement of operations.

BASIC AND DILUTED LOSS PER ORDINARY SHARE

Basic and diluted loss per ordinary share have been computed by dividing net loss by the average number of outstanding ordinary shares (9,500,000) following the formation of the Company. There are also 500,000 warrants outstanding to acquire 500,000 shares of common stock for $0.01 per share. Assumed exercise of these warrants has been excluded from the calculation of loss per common share as the effect of such exercise would be antidilutive.

CASH AND CASH EQUIVALENTS AND ESCROW ACCOUNTS

The Company considers time deposits or other certificates purchased with an original maturity of three months or less to be cash equivalents. Restricted cash includes deposits made towards contingencies and vessel upgrades, and also includes proceeds from the sale of a vessel in 1999 which have been placed in a restricted Escrow account under the governing rules of the Indenture.

RECEIVABLES

Voyage receivables include balance freights and demurrages, contested charterers hire deductions, advances to agents and unsubstantiated charterers deductions in respect of vessels' disbursements at the various ports of call. Claims and other receivables principally represent claims arising from hull and machinery damages,

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           (Expressed in U.S. Dollars)

or other insured risks, which have been submitted to insurance underwriters and insurance adjusters or are currently being compiled.

INVENTORIES AND PREPAID EXPENSES

Inventories consist of bunkers, lubricants, spares and stores on board the Company's vessels at the balance sheet date. Inventories are stated at the lower of cost or market value. Cost is determined on a first-in, first-out method. Inventories and prepaid expenses as of March 31, 2000 and December 31, 1999 were $1,528,571 and $1,479,206 respectively.

FIXED ASSETS

Vessels, net is stated at cost less accumulated depreciation. Vessels are depreciated on a straight-line basis over their estimated remaining useful lives, based on cost less scrap value. The useful lives have been estimated to be 30 years from completion of construction. Depreciation is calculated on a straight-line basis by reference to the vessels' cost, age and scrap value as estimated at the date of acquisition which is $150 per ton.

OTHER ASSETS

Other assets include dry-docking, special survey and debt issue costs. Dry-docking and special survey costs are deferred and amortized over the estimated period to the next scheduled dry-docking or survey, which are generally, two and a half years and five years, respectively. The amortization of dry-docking and special survey costs are included in amortization in the accompanying consolidated statement of operations and amounted to $205,688 in the quarter ended March 31, 2000 and $161,195 in the quarter ended March 31, 1999.

Debt issue costs also include costs associated with the issuance of Notes and the acquisition of the Millenium subsidiaries. These deferred financing costs are amortized over the life of the Notes and is included in interest expense in the accompanying consolidated statement of operations (see Note 4).

ACCRUED LIABILITIES

Accrued liabilities primarily consists of accrued payroll, accrued interest and other accrued expenses. These liabilities at March 31, 2000 were, $1,727,782, $2,427,450 and $2,189,121 respectively, and at December 31, 1999 were $1,393,366, $5,330,600 and $1,908,189, respectively.

3.  FIXED ASSETS

Fixed assets consists of the Company's fleet of dry bulk carriers and other assets. Vessels owned by the Company are stated at cost, which comprises the vessels' contract price, capital improvements, direct delivery and acquisition expenses, and finance charges relating to the acquisition of vessels.

                                   MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                           (Expressed in U.S. Dollars)


                                                           Balance at                     Balance at
                                                         March 31, 2000               December 31, 1999
                                                    ------------------------     ----------------------------
Vessels, at cost                                            $    100,649,700                 $    100,649,700
Less: accumulated depreciation                                    (8,483,550)                      (7,164,750)
                                                    ------------------------     ----------------------------
Vessels, net                                                      92,166,150                       93,484,950
                                                    ========================     ============================
Other assets, at cost                                                180,508                          175,234
Less: accumulated depreciation                                       (50,168)                         (36,897)
                                                    ------------------------     ----------------------------
Other assets, net                                           $        130,340                 $        138,337
                                                    ========================     ============================


4.  LONG-TERM DEBT

Long term debt is as follows:


                                                            March 31,                    December 31,
                                                               2000                           1999
                                                    --------------------------    ---------------------------
12% First Priority Ship Mortgage Exchange
Notes (the "Notes") due 2005. Interest on
the Notes is payable semi-annually on
January 15 and July 15 of each year,
commencing January 15, 1999, at a rate of
12% per annum on the accreted value. The
Notes will mature on July 15, 2005 and
will be redeemable, in whole or part, at
the option of the Company at any time on
or after July 15, 2003.                                 $          100,000,000         $          100,000,000

Less: Unamortized portion of bond discount                          (3,802,595)                    (3,930,363)
                                                    --------------------------    ---------------------------
Notes                                                   $           96,197,405         $           96,069,637
                                                    ==========================    ===========================

The gross bond discount of $4,607,000 at date of issuance is amortized using the effective interest method over the life of the Notes (7 years). Amortization recorded in connection with this discount is included in interest expense and amounted to $127,768 and $112,623 in the three-month periods ended March 31, 2000 and March 31, 1999, respectively. The deferred financing costs amortized in connection with the debt issue is included in interest expense and amounted to $170,035 in each of the three-month periods ended March 31, 2000 and 1999.

Semiannual interest payments are made on the Notes on January 15 and July 15 of each year commencing on January 15, 1999. Cash interest payments are made to holders of the Notes based on the Accreted Value of the Notes as defined in the Indenture.

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           (Expressed in U.S. Dollars)

The Notes are fully and unconditionally guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior basis by each of the subsidiaries of Millenium (the "Subsidiary Guarantors"). The Notes are currently collateralized by First Priority Ship Mortgages on the Company's vessels. The Company's bonds are registered by the United States Securities & Exchange Commission pursuant to the United States Securities Act of 1933.

The indebtedness evidenced by the Notes constitutes a general secured senior obligation of the Company and is fully and unconditionally guaranteed by each of the subsidiaries of the Company and will rank PARI PASSU in right of payment with all future senior indebtedness of the Company and its subsidiary guarantors. The Indenture, pursuant to where the Notes were issued (the "Indenture"), contains certain covenants that among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers, consolidations and purchases of assets, and amendments to security agreements. The Company is currently in compliance with the terms of the Indenture at March 31, 2000.

5.  RELATED PARTY TRANSACTIONS

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries and MMI. Under the Management Agreement, MMI acts as the fleet's technical manager and performs all commercial management functions, including arranging, chartering, advising the Company on the purchase and sale of vessels and advising on obtaining insurance. As a technical manager, MMI (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for dry-dock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel depending on the vessel type. In addition, any visit to a vessel by a superintendent of MMI to evaluate and supervise any repairs, dry-docking or other activities will entitle MMI to expenses incurred and, from visits in excess of five days per annum per vessel, its expenses incurred and an amount equal to $550 for each additional day. As additional remuneration for its services, MMI receives commission of (i) 1.25% on all gross time charter revenue, (ii) 1.75% on all gross freight revenue,
(iii) 1% on the gross sale or purchase price of a vessel and (iv) 2% of insurance premiums for insurance placed, in each case as adjusted to reflect fluctuations in market rates and practices.

MMI has sub-contracted certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc., both affiliates of MMI.

The Company records the management fee paid to MMI in operating expenses. As of March 31, 2000, there is a payable to MMI which is reflected in Accrued liabilities, amounting to $1,077,794. During the three-

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           (Expressed in U.S. Dollars)


month periods ended March 31, 2000 and 1999, respectively, the Company incurred management fees of $1,342,829 and $672,542 in connection with the aforementioned agreement.

6.  CONTINGENCIES

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

On March 28, 2000, an action was brought against the Company by Wayland Investment Fund, LLC ("WIF") in the United States District Court, Southern District of New York. In the First Amended Complaint filed on March 30, 2000 (the "Complaint"), WIF claims that it is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Notes. The factual basis alleged to underlie the proceeding concerns the calculation of interest due and owing on the 12% First Priority Ship Mortgage Notes. WIF makes three claims in the
Complaint: the first is for mutual mistake; the second is for breach of contract; and the third is for violations of Section 10(b) of the Exchange Act and Rule 10b-5. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Notes and that damages be paid in the amount of $517,263.16. WIF's second claim of relief is damages in the amount of $74,417,263.15. WIF's third claim for relief is that damages be paid in the amount of $517,263.16. On April 19, 2000, the Company filed a Motion to Dismiss WIF's second claim and answered WIF's first and third claims. The Company is vigorously contesting this litigation.

7. COMMITMENTS

On December 23, 1999, the Company accepted a commitment for a standby line of credit in a principal amount up to $2.5 million available for its working capital requirements from the Allfirst Bank. The facility, collateralized by the Company's vessels and subject to various covenants, provided that interest would accrue at the US Prime rate and was subject to a 1% commitment fee on the unused portion. This commitment, which was valid until March 23, 2000, was subject to consent from Note Holders due to the fact that the Allfirst Bank would be both the Working Capital Facility provider as well as the Indenture Trustee and a potential of conflict of interest could arise under certain conditions. Pending such consent, the Allfirst Bank has extended the commitment until June 1, 2000.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2000
-------------------------------------------------------------------------------

GENERAL

The Company is an international shipping company that owns and operates a fleet of drybulk carriers, primarily Handysize (generally classified as being in the 20,000-49,000 deadweight-ton range) drybulk carriers. As of March 31, 2000, the Company's fleet consisted of 20 vessels totalling 555,666 deadweight-tons.

The Company was incorporated on March 10, 1998 in the Cayman Islands. The Company began operations on July 24, 1998, with five vessels and subsequently expanded its fleet to 21 vessels as of June 30, 1999, all of which were acquired from the net proceeds of an offering of Units ("Units") consisting of $100 million principal amount at maturity of Notes and $1.2 million of Warrants. The Company also received an equity contribution of $24 million from Millenium Management, Inc., MMI, the holder of 100% of the outstanding common stock of the Company. In 1999, the Company sold a vessel, the Monica Marissa, thereby reducing its fleet to 20 vessels.

The following benchmarks are used by the Company to measure revenues: (i) utilization as an index that indicates vessel earning days (on the basis that 350 calendar days per year equals 100% utilization), and (ii) the average daily time charter equivalent (TCE) rate to analyze net revenues after commissions on the basis of 350-days utilization.

The following table sets forth certain statement of operations and other operating data for the Company.


                                                                 Three-month          Three-month
                                                                 period ended        period ended
                                                                  March 31,            March 31,
                                                                     2000                1999
                                                              ------------------ ---------------------
Net Revenue                                                         $  8,366,620          $  6,878,067
Vessel Operating Expenses                                             (4,132,829)           (4,157,067)
Management Fees                                                       (1,342,829)             (672,542)
General and Administrative                                              (348,090)             (160,922)
                                                              ------------------     -----------------
Earnings Before Interest, Tax, Depreciation and
     Amortization (EBITDA)                                          $  2,542,901          $  1,887,536
                                                              ==================     =================
Average Utilization (%)                                                    96.5%                 95.3%
                                                              ==================     =================

EBITDA consists of net income prior to deductions for interest expense, income taxes, other income or expense net, and depreciation, and impairment write-downs. EBITDA is not required by United States generally accepted accounting principles, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows from operations as a measure of liquidity.

RESULTS OF OPERATIONS FOR THREE-MONTH PERIOD ENDED MARCH 31, 2000 VERSUS MARCH 31, 1999

NET REVENUE

Net revenue for the three-month period ended March 31, 2000 was $8.4 million compared to $6.9 million in the 1999 period. This increase was primarily due to the larger fleet size of 20 vessels during the three- month period ended March 31, 2000 compared to a fleet size of 17 vessels during the comparable 1999 period. During the three-month period ended March 31, 2000, 73% of the Company's gross revenues were earned from period time charters compared to 95% in the same 1999 period . The increase in the number of spot voyages performed by the Company's vessels during the three-month period of 2000 resulted in a consequent increase in contribution from freight income. However, due to the steep escalation in bunker fuel prices prevalent during the period, the voyage expenses also increased commensurately. The period consisted of 1,820 ship-operating days. The fleet averaged an utilization rate of 96.5% during the period.

During the period ended March 31, 2000, the number of the Company's vessels in the spot market increased. This was mainly because of the annual redelivery of the Laker-type vessels, which are vessels which ply in the Great Lakes trade, from Fednav International ("Fednav"). As per terms of the charter contract, Fednav redelivers the Laker-type vessels, the Millenium Osprey, Millenium Condor, Millenium Falcon, Millenium Hawk and Millenium Eagle, for three months during the Winter when the Great Lakes freeze. These vessels performed a substantial number of spot market voyages during this period in 2000. The Millenium Golden Hind, the Millenium Harmony, the Millenium Yama, the Millenium Amethyst, the Millenium Majestic, the Millenium Aleksander, the Millenium Elmar, the Millenium Leader, the Millenium Raptor, the Millenium Trader, the Millenium Dawn, the Millenium Express, and the Millenium Amanda continue to be on their period charters which were contracted for in 1999. The Clipper Atlantic and Clipper Pacific were mostly in the spot market trades during the quarter ended March 31, 2000.

VESSEL OPERATING EXPENSES

Vessel operating expenses, excluding management fees and depreciation and amortization were $4.1 million for the three-month period ended March 31, 2000, the same as the three-month period ended March 31, 1999.

MANAGEMENT FEES

Management fees incurred to MMI for contracted technical and commercial management services for the period ended March 31, 2000 were $1.3 million, compared to $672,542 in the corresponding period ended March 31, 1999.

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries (the "Vessel Owning Subsidiaries") and MMI. Under the Management Agreement, MMI acts as the fleet's technical and commercial manager. As a technical manager, MMI, on behalf of the Vessel Owning Subsidiaries, (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for drydock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel. The Company treats the management fee paid to MMI as an operating expense.

Under commercial management services, MMI, on behalf of the Vessel Owning Subsidiaries, primarily maintains and negotiates vessel charters, vessel sale-and-purchase brokering, and places insurance covers for vessels. As remuneration for its services, MMI receives a commission of 1.25% on all gross time charter revenue and 1.75% on all gross spot charter revenue earned by each vessel managed, 1% on the gross sale or purchase price of a vessel for brokerage services, and 2% of all insurance covers placed per vessel managed.

MMI sub-contracts certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

GENERAL AND ADMINISTRATIVE

These expenses totalled $348,090 for the period ended March 31, 2000 compared to $160,922 in the same period ended March 31, 1999. For the period ended March 31, 2000, these expenses included, among other things, legal and professional fees of $226,344, advisory fees of $75,000 paid to Millenium Advisors, L.L.C., marketing expenses of $32,967 and other expenses of $13,779.

DEPRECIATION AND AMORTIZATION

Total depreciation for the three-month period ended March 31, 1999 was $1,332,071 compared to $1,251,355 for the same period ended March 31, 1999. Vessel depreciation is calculated based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

Deferred vessel costs, including deferred dry-docking expenses, are capitalized and amortized over a period of two and a half years (30 months). During the three-month period ended March 31, 2000, the new deferred costs for dry-docking and special surveys amounted to $665,504 which included $308,008 for the Millenium Dawn, and $357,496 for the Millenium Leader. For the period ended March 31, 2000, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $205,688. For the comparable period ended March 31, 1999, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $161,195.

Included in amortization in the statement of operations for the three-month period ended March 31, 1999, is $116,422 of amortization of goodwill. In December 1999, the Company wrote off its entire goodwill balance, resulting in no amortization in 2000.

INTEREST EXPENSE

For the three-month period ended March 31, 2000, the interest expense on the Company's long-term debt was $2,910,850, compared to $2,813,830 in the three-month period ended March 31, 1999. During the three-month period ended March 31, 2000, interest earned on cash balances was $71,604, compared to $341,056 in the quarter ended March 31, 1999. Interest expense in the statement of operations for the quarter ended March 31, 2000 also includes amortization of $127,768 recorded in connection with the bond discount relating to the debt issue, and the amortization of $170,035 recorded in connection with the deferred financing costs incurred relating to the debt issue. Comparable amortization charges recorded in the quarter ended March 31, 1999 were $112,623 and $170,035 respectively.

NET LOSS

Net loss for the three-month period ended March 31, 2000 was $2.1 million compared to $2.4 million in the same three-month period ended March 31, 1999. Earnings in the period ended March 31, 2000 were impacted by escalating voyage costs due to an unusually large number of spot market trading activity during the period. However, earnings before interest, taxes, depreciation and amortization, and provision for impairment (EBITDA) for the quarter neded March 31, 2000 was $2.5 million compared to $1.9 million in the quarter ended March 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company is a holding company. As of March 31, 2000, it owns all of the issued and outstanding shares of 20 Vessel Owning Subsidiaries.

As of March 31, 2000, the Company's cash position consisted of $3.2 million in unrestricted cash and cash equivalents. Restricted cash includes $1.6 million of proceeds from the sale of the Monica Marissa which are in escrow. Restricted cash also includes other deposits made toward contingencies and vessel upgrades.

OPERATING ACTIVITIES

Net cash flows used in operations for the three-month period ended March 31, 2000 were $3.6 million. As is common in the shipping industry, the Company collects its hire for all time charters 15 days in advance.
The Company also continues to have well established long-term relationships with many suppliers resulting in the Company receiving favorable credit terms.

INVESTING ACTIVITIES

The quarter ended March 31, 2000 saw negligible investing activities.

FINANCING ACTIVITIES

The quarter ended March 31, 2000, saw negligible financing activity, primarily interest earnings on cash in escrow.

The Company believes that based upon the current level of operation, cash flow from operations, together with other readily available sources of funds, including the balance escrow cash, which was made available to the Company on July 31, 1999, for use as working capital and other corporate purposes, it has adequate liquidity to fund its working capital requirements, meet capital expenditures for repairs and maintenance and make required payments of interest on the Company's debt. The Company has completed its schedule of vessel acquisitions, and any further expansion of its fleet is dependent on its ability to raise capital through either borrowing activities or from cash generated from operations, or both.

WORKING CAPITAL

Pursuant to a Working Capital Facility Agreement between the Company and The Bank of New York, the Company had a standby line of credit in a principal amount up to $7.0 million available for its working capital requirements, which expired on July 20, 1999. The Bank, however, extended the maturity of a $500,000 tranche until August 5, 1999 which also expired unused. The facility was only used once during its tenure for an amount of $250,000 which was repaid. The facility, collateralized by the Company's vessels and subject to various covenants, bore interest at LIBOR+1.5% and was subject to a 0.375% commitment fee on the unused portion.

On December 23, 1999 , the Company accepted a commitment for a standby line of credit in a principal amount up to $2.5 million available for its working capital requirements from the Allfirst Bank. The facility, collateralized by the Company's vessels and subject to various covenants, provided that interest would accrue at the US Prime rate and was subject to a 1% commitment fee on the unused portion. This commitment, which was valid until March 23, 2000, was subject to consent from Note Holders due to the fact that the Allfirst Bank will be both the Working Capital Facility provider as well as the Indenture Trustee and a potential of conflict of interest could arise under certain conditions. Pending such consent, the Allfirst Bank has extended the commitment until June 1, 2000.

FOREIGN EXCHANGE RATE FLUCTUATIONS

All of the Company's revenue, and most of its expenses, are denominated in United States dollars. For the period ended March 31, 2000, approximately 5% of the Company's expenses were denominated in foreign currencies, primarily Greek drachmae. The Company does not hedge its exposure to foreign currency fluctuations.

INFLATION

The Company does not believe that inflation has had a material impact on its operations during the periods presented, although certain of the Company's operating expenses (E.G. crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker costs are not expected to have a material effect on the Company's results from operations and cash flows since such costs are paid by the charterers as the majority of the Company's vessels are on period time charters.

                                     PART II

ITEM 1.  LEGAL PROCEEDINGS
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From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

On March 28, 2000, an action was brought against the Company by Wayland Investment Fund, LLC ("WIF") in the United States District Court, Southern District of New York. In the First Amended Complaint filed on March 30, 2000 (the "Complaint"), WIF claims that it is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Notes. The factual basis alleged to underlie the proceeding concerns the calculation of interest due and owing on the 12% First Priority Ship Mortgage Notes. WIF makes three claims in the
Complaint: the first is for mutual mistake; the second is for breach of contract; and the third is for violations of Section 10(b) of the Exchange Act and Rule 10b-5. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Notes and that damages be paid in the amount of $517,263.16. WIF's second claim of relief is damages in the amount of $74,417,263.15. WIF's third claim for relief is that damages be paid in the amount of $517,263.16. On April 19, 2000, the Company filed a Motion to Dismiss WIF's second claim and answered WIF's first and third claims. The Company is vigorously contesting this litigation.

ITEM 2.  CHANGES IN SECURITIES
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     None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES
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     None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
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     None.

ITEM 5.  OTHER INFORMATION
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     None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K
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     a.                                     Exhibits
                                            None

     b.                                     Reports on Form 6-K
                                            None

SIGNATURES
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 MILLENIUM SEACARRIERS, INC.

                                                 By: /s/ Vassilios M. Livanos
                                                 Name:   Vassilios M. Livanos
                                                             Title:  Chairman

Dated:                                                           May 15, 2000